(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 000-21653

For Period Ended: April 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Procom Technology, Inc.

Full name of registrant

Former name if applicable

58 Discovery

Address of principal executive office (Street and Number)

Irvine, California 92618

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 28, 2003, the plaintiffs in a securities class action entitled Albert Ree v. Alex Aydin, Alex Razmjoo, and Procom Technology, Inc. amended their complaint to add additional allegations of violations of Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Act of 1934. The original complaint, filed in September 2002 in U.S. District Court for the Southern District of New York, was first discussed in the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2002. The amended complaint includes allegations that, during the period from December 9, 1999 to June 25, 2001, the Registrant falsely and recklessly overstated revenues in violation of generally accepted accounting principles. The Registrant believes that the allegations stated in the amended complaint are without merit, and the Registrant’s audit committee, with the unanimous concurrence of the board of directors, is conducting an independent review of the allegations stated in the amended complaint. The Registrant’s independent public accountants have informed the Registrant that they are unable to complete a FAS 100 review of the consolidated financial statements to be included in the Registrant’s Quarterly Report on Form 10-Q for the Registrant’s third fiscal quarter until the audit committee’s independent review is completed.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex Razmjoo (Name)	(949) (Area Code)	852-1000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its net sales for the third quarter of fiscal 2003 will be approximately $4.2 million, compared with $4.4 million in the comparable quarter of fiscal 2002, and that its net loss for the third quarter of fiscal 2003 will be approximately $2.6 million, compared with a net loss of $1.1 million for the year-earlier period. The Registrant’s estimated cash and cash equivalents as of April 30, 2003 were approximately $8.2 million, of which $0.5 million was restricted.

Procom Technology, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2003	By /s/ Alex Razmjoo

Alex Razmjoo

President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).